SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2010

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center

Tower B, 10th Floor

Amsterdam Airport

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

CNH GLOBAL N.V.

Form 6-K for the month of November, 2010

List of Exhibits:

1.	News Release entitled “Case Names Winners of Environmental Business Awards”

2.	News Release entitled “New Holland Names Kinsella Landscape Winner of “2010 Landscaper’s Challenge””

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Michael P. Going
Senior Vice President, General Counsel and
Secretary

November 9, 2010

FOR IMMEDIATE RELEASE

Contact:
Tom McLaughlin	Tim Montgomery
262/636-7498	630/377-2555
thomas.mclaughlin@cnh.com	tmontgomery@cooperhong.com

NEW HOLLAND NAMES KINSELLA LANDSCAPE

WINNER OF “2010 LANDSCAPER’S CHALLENGE”

Chicago-area Contractor Receives New Skid Steer Loader as Grand Prize

RACINE, Wis. (Nov. 4, 2010) – New Holland Construction and Lawn & Landscape magazine named Kinsella Landscape, Inc., of Blue Island, Ill., as the winner of the “2010 Landscaper’s Challenge.” The grand prize – a New Holland L170 skid steer loader worth more than $32,000 – was presented to representatives of Kinsella Landscape during an award ceremony at the New Holland booth during the 2010 GIE+EXPO show in Louisville, Ky.

The nationwide contest, sponsored by New Holland, showcased the best landscape design/build projects of the year.

“New Holland is pleased to honor Kinsella Landscape as this year’s winner, and we congratulate the other semi-finalists and contestants for the challenges they overcame to complete their projects,” said Dave December, marketing manager, New Holland Construction.

Kinsella Landscape turned a dilapidated backyard – surrounded by townhomes and an eight-story high-rise – into a “city chic” garden sanctuary for a family living in Chicago’s

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Page Two / Kinsella Landscape Wins “2010 Landscaper’s Challenge”

Lincoln Park neighborhood. The narrow alleyway, mature shade trees, tall fence and confined work area limited the team’s choices of equipment to a skid steer loader. The company created a private area for entertaining and relaxing, complete with two bluestone patios, a curved path and stone planters constructed from limestone. The project took 450 man-hours to complete.

Lawn & Landscape’s panel of industry judges selected Kinsella Landscape from the field of six semi-finalists based on the merits of their project’s design, overall appeal, material selection and workmanship.

Kinsella Landscape is supported by a team of highly trained professionals with an aggregate experience of more than 150 years. The company “creates lifestyles from the outside in” by providing exceptional service using the best practices in the green industry.

Look for a complete story about Kinsella Landscape in the January 2011 issue of Lawn & Landscape magazine.

Five other semi-finalists were selected by Lawn & Landscape magazine throughout the year:

•	Green Works Environmental, LLC, Allenwood, N.J.

•	K Morris Landscape Design, Inc., Oakdale, Pa.

•	C&S Landscaping of Virginia, Strasburg, Va.

•	Rain Men Landscaping and Irrigation, McDonald, Pa.

•	Sycamore Springs Landscape, Reading, Pa.

The semi-finalists received $250 worth of New Holland merchandise, and will have their project highlighted in an issue of Lawn & Landscape.

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Page Three / Kinsella Landscape Wins “2010 Landscaper’s Challenge”

For more information on New Holland Construction, please visit www.newholland.com. For a skid steer loader product demonstration, see your local New Holland dealer.

New Holland Construction manufactures and markets a full line of skid steer loaders, compact track loaders, loader backhoes, tractor loaders, excavators, compact and full-sized wheel loaders, crawler dozers, motor graders and telehandlers. More information is available at www.newholland.com. New Holland is a division of CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), which is a majority-owned subsidiary of Fiat S.p.A. (FIA.MI). More information about CNH can be found online at www.cnh.com.

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Editor’s Note: Attached to this release, please find two hi-res images.

Caption for photo “Kinsella winner_New Holland Construction.jpg”:

Greg Semmer, president of Kinsella Landscape, Inc. (left), accepts the grand prize award for the “2010 Landscaper’s Challenge” from Dave December, marketing manager, New Holland Construction (right). A New Holland L170 skid steer loader worth more than $32,000 was presented to Kinsella Landscape for the best landscape design/build project of the year.

Caption for photo “Kinsella landscape project.jpg”:

New Holland Construction named Kinsella Landscape, Inc., Blue Island, Ill., the winner of the “2010 Landscaper’s Challenge.” Kinsella Landscape turned a dilapidated backyard – surrounded by townhomes and an eight-story high-rise – into a “city chic” garden sanctuary for a family living in Chicago’s Lincoln Park neighborhood.

For immediate release

Contact:
Tom McLaughlin	Jane Cooper
262/636-7498	630/377-2555
thomas.mclaughlin@cnh.com	jcooper@cooperhong.com

CASE NAMES WINNERS OF ENVIRONMENTAL BUSINESS AWARDS

Contractors Earn Recognition for

Projects that Benefit the Environment

RACINE, Wis. (Nov. 8, 2010) – Case Construction Equipment today announced the three winners of the first Environmental Business Awards, a national program that honors landscape contractors whose work directly benefits the environment or overcomes an environmental challenge.

The winning contractors are:

•	Roger Grothe, Aloha Landscaping, Mendota Heights, Minn., who built the first green roof on the island of Guam.

•	Eric Hansen, Competitive Lawn Service, Downers Grove, Ill., who converted his fleet of equipment to run almost entirely on propane.

•	Cabbell Lane, Complete Landscaping Systems, Wichita, Kan., who built an innovative irrigation system to run on reclaimed water.

Each winning contractor receives a trip for two to the Case Tomahawk Customer Center in Tomahawk, Wis., for a customized hands-on equipment training/operation experience, a $1,000 Case gift card good toward any parts, service, rental or equipment purchase, and special editorial feature about their winning project in the December issue of Lawn & Landscape magazine.

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Page Two / Case Names Winners of Environmental Business Awards

Lawn & Landscape created the Environmental Business Awards to recognize landscape contractors whose work demonstrates a commitment to enhancing or protecting the environment. Case is the exclusive sponsor of the awards.

“Case has a long history of supporting the equipment needs of landscape contractors. This is why we’re pleased to recognize contractors who are doing good work—in every sense of the word,” said Curtis Goettel, marketing manager, Case Construction Equipment.

“Landscape contractors appreciate the performance of Case equipment, especially in situations where protecting the native ecology is crucial. Case compact equipment – with small footprints and excellent flotation characteristics – can get the tough jobs done while helping to protect local environments and existing landscapes.”

Qualifying projects included residential or commercial landscaping (including rooftop gardens and green roofs), wetland remediation, landscape rehabilitation and waterscape installations. For more on the winning projects and information on entering next year’s award competition, visit www.LawnandLandscape.com.

Case Construction Equipment sells and supports a full line of construction equipment around the world, including the No. 1 loader/backhoes, articulated trucks, excavators, telescopic handlers, motor graders, wheel loaders, vibratory compaction rollers, crawler dozers, skid steers, compact track loaders and rough-terrain forklifts. Through Case dealers, customers have access to a true professional partner—with world-class equipment and aftermarket support, industry-leading warranties and flexible financing. More information is available at www.casece.com. Case is a division of CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), which is a majority-owned subsidiary of Fiat S.p.A. (FIA.MI). More information about CNH can be found online at www.cnh.com.

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